October 22, 2018

Toshihiro Kuriyama
President, Chairman of the Board of Directors
Alps Electric Co., Ltd.
1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo 145-8501
Japan

       Re: Alps Electric Co., Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted October 5, 2018
           CIK No. 0000900278

Dear Mr. Kuriyama:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-4

Exhibit 5.1

1. The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5)
       should not include a limitation on reliance such as in penultimate paragraph of this exhibit. Please file a revised opinion accordingly.
 Toshihiro Kuriyama
Alps Electric Co., Ltd.
October 22, 2018
Page 2

        You may contact Julie Sherman at (202) 551-3640 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or Daniel
Morris, Special Counsel, at (202) 551-3314 with any other questions.



                                                         Sincerely,
FirstName LastNameToshihiro Kuriyama
                                                         Division of
Corporation Finance
Comapany NameAlps Electric Co., Ltd.
                                                         Office of Electronics
and Machinery
October 22, 2018 Page 2
cc:       Masahisa Ikeda, Esq.
FirstName LastName